HENDERSON, NEV., August 22, 2008, - FOR IMMEDIATE RELEASE. Strategic Gaming Investments, Inc. a Delaware Corporation (OTCBB SGME) , announced that its Board of Directors has authorized a dividend to its shareholders of the company's entire ownership interest in its Nevada subsidiary, Strategic Gaming Investments, Inc. ("SGI Nevada").

The stock dividend will be distributed to owners of record of the company's common stock as of September 3, 2008, in a ratio of one share of stock in SGI Nevada, for every 5 shares of common stock held by the company's shareholders.

Certificates for the dividend stock will be mailed by the transfer agent, American Stock Transfer, Inc., to all holders of record on or about September 10, 2008.


Lawrence S. Schroeder, President and Chief Executive Officer of the company, stated that there are several reasons for the dividend, including the following:

- it is expected to enhance the company's ability to raise capital and expand its business;

- both the company and SGI Nevada will be able to adopt strategies and pursue opportunities appropriate to their specific businesses;

- SGI Nevada will have the capability to achieve future growth through internal expansion and acquisitions, independently utilizing its own equity; and,

- investors will be better able to evaluate the different merits of each business and its future prospects, enhancing the likelihood that each will achieve appropriate market recognition of its performance and potential.


The common stock of SGI Nevada is currently not traded or quoted on any public market. Management of SGI Nevada is considering initiating the process of preparing a Form 10 filing with the Securities and Exchange Commission which would facilitate trading on the "bulletin board."

Pending the receipt of the necessary approvals, the shares of common stock of SGI Nevada will be restricted from trading. The share certificates will have the following legend:

        The shares represented by this certificate are subject to stop-transfer orders by the Company to American Stock Transfer, Inc., the Company's transfer agent, and are NOT transferable unless and until such stop-transfer orders are removed by the Company, which shall be done (if at all) in the Company's sole discretion. The Company will notify the registered holder of this certificate upon any such removal.